250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BOSTON,
BRUSSELS, DENVER, HONG KONG,
LONDON, LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

April 8, 2019

BY EDGAR AND COURIER

Christina Harley

David Irving

Erin Purnell

Michael Clampitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CCF Holdings LLC
Draft Registration Statement on Form S-1
Submitted February 5, 2019
CIK No. 0001766682

Dear Ms. Harley, Mr. Irving, Ms. Purnell and Mr. Clampitt:

This letter is submitted on behalf of CCF Holdings LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 28, 2019 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-1, which was submitted confidentially by the Company to the Commission on February 5, 2019 (the “Draft Registration Statement”).  The Company is concurrently submitting confidentially Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amended Submission”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.  We have enclosed with this letter three marked copies of the Amended Submission, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Submission.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Submission.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully advises the Staff that neither the Company nor anyone on the Company’s behalf has engaged in any “test the waters” activity or otherwise presented any written communication to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has no intention of engaging in any “test the waters” activities in connection with the offering to which the Draft Registration Statement relates as it is a resale registration statement being filed for the benefit of certain holders of the Company’s securities.

Summary

About Our Company, page 1

2.                                      Please revise to include a discussion of the Predecessor’s reported losses in recent periods and the fact that your independent auditor has raised substantial doubt as to your ability to continue as a going concern. Please include a similar discussion in Risk Factors.

Response to Comment No. 2

In response to the Staff’s comment, the Company respectfully advises the Staff that it has included audited financial statements as of the years ended December 31, 2018 and 2017 and for the three years ended December 31, 2018 in the Amended Submission. The audit opinion of RSM US LLP included in the Amended Submission with respect to such financial statements does not include language raising doubt about the Company’s ability to continue as a going concern. As a result, the Company does not believe it is appropriate to add disclosure elsewhere in the Amended Submission raising doubt about the Company’s ability to continue as a going concern.

Summary

Implications of Being an Emerging Growth Company, page 5

3.                                      We note your disclosure on page 5 that the Company has, “irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act.” This disclosure is inconsistent with the disclosures made on the cover page and on page ii under the title Emerging Growth Company Status. Please revise in your next amendment, as applicable. In addition, please revise Note 1 — Ownership, Nature of Business, and Significant Accounting Policies - Recent Accounting Pronouncements to disclose the date that the Company will adopt the recent accounting pronouncements if the adoption will not comply with the effective date for public business entities.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and F-9 of the Amended Submission in order to clarify that it intends to avail itself of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act.

Risk Factors

Risks Related to Our Business

Our operations could be impacted by the partial government shutdown, page 45

4.                                      Please revise your disclosure to update this section to reflect the actual time period of the government shutdown.

Response to Comment No. 4

The Company respectfully advises the Staff that it has revised its disclosure on page 44 of the Amended Submission in order to update its risk factor disclosure to clarify the fact that the recent government shutdown has ended and to add the time period of the government shutdown.

Unaudited Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 1 - Adjustments to the Pro Forma Consolidated Balance Sheet, page 54

5.                                      We note pro forma adjustment (h) in which you have not yet determined the fair value of the Class A and Class B Common Units, but you do not expect the value to be material. Please provide more information related to these common units, including: (a) if you have determined the fair value at the latest balance sheet date, or, if not, (b) how you have determined the fair value will not be material.

Response to Comment No. 5

In response to the Staff’s comment, the Company respectfully advises the Staff that a pro forma balance sheet has not been included in the Amended Submission as the Restructuring was completed prior to December 31, 2018, the most recent balance sheet date. The fair value of the Class A and Class B Common Units is reflected in the Company’s audited balance sheet as of December 31, 2018, which is included in the Amended Submission.

6.                                      We note that adjustment (j) reflects an estimated 80% fair value adjustment for the issuance of the PIK Notes. Please expand the disclosure to provide the basis for this adjustment and tell us the accounting literature you relied on to support the related increase in other comprehensive income.

Response to Comment No. 6

In response to the Staff’s comment, the Company respectfully advises the Staff that a pro forma balance sheet has not been included in the Amended Submission as the Restructuring was completed prior to December 31, 2018, the most recent balance sheet date, and the fair value of the PIK Notes is reflected in the Company’s audited balance sheet as of December 31, 2018, which is included in the Amended Submission.

Business

Locations and Operations

Products and Services

Consumer Loans, page 92

7.                                      Please revise to include a discussion of how you determine the principal amounts of the short-term consumer loans that you offer to each customer. Please provide examples for unsecured and secured loans. In addition, please describe the sources of collateral that you will accept for medium-term consumer loans.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 78 of the Amended Submission to provide additional information about these products. The Company also advises the Staff that additional disclosure about these products is included on page 58 of the Amended Submision.

Credit Service Fees, page 93

8.                                      Please disclose the per-transaction fees for each of your credit, check cashing and prepaid debit card services.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 79 of the Amended Submission. The Company respectfully advises the Staff that the per-transaction fees vary among transactions and depend heavily on the credit-worthiness of the customer.

Executive Compensation

2018 Summary Compensation Table, page 112

9.                                      We note your disclosure that the compensation included reflects the pro rata portion of each named executive officer’s 2018 base salary. Please revise to provide the dates in 2018 for which this pro rata portion was awarded.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Amended Submission to provide the dates for which the pro rata portion was provided, which was from December 12, 2018, the date of the closing of the Restructuring, until December 31, 2018.

Approval Rights, page 115

10.                               Please revise your selling securityholder disclosure on page 114 to include the ownership and other required information regarding the Alanz Noteholder.

Response to Comment No. 10

The Company respectfully advises the Staff that it will complete the information in the Selling Security Holder table prior to seeking effectiveness on the registration statement.

Certain Relationships and Related Party Transactions

Related Parties, page 116

11.                               Please revise your disclosure in this section to include the approximate dollar values of the related persons’ interests in the listed transactions. Refer to Item 404(a)(4) of Regulation S-K.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amended Submission.

Where You Can Find More Information, page 166

12.                               Please revise to disclose the website where the public can obtain reports, proxy statements and other information about the company, free of charge.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised its disclosure on page 151 of the Amended Submission.

Index to Financial Statements

Notes to Unaudited Financial Statements

Note 1. Ownership, Nature of Business, and Significant Accounting Policies, page F-6

13.                               Please revise your next amendment to enhance your revenue recognition accounting policy to more closely align with the individual line items on the Consolidated Statements of Operations. For example, please discuss in detail your revenue recognition accounting policies for finance receivable fees, credit service fees, check cashing fees, card fees, and other clearly and distinctly in your revenue recognition accounting policy.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised its disclosure on pages F-12 and F-13 of the Amended Submission.

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-10

14.                               We note that your disclosures throughout the document discuss unsecured and secured short-term and medium-term loan products when discussing finance receivables. However, we note your disclosures in the notes to the unaudited financial statements for the period ended September 30, 2018 and the audited financial statements for the year ended December 31, 2017 aggregate finance receivables into short-term and medium-term loan products and do not break out by secured and unsecured. Please tell us how you considered the guidance in ASC 310-10-55-16 through 18 and in determining if unsecured and secured short-term and medium-term loan products meet definition of classes of financing receivables. If so, please include the disclosure requirements of ASC 310-10-50 in your next amendment.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised its disclosure on page F-23 of the Amended Submission.

Item 16. Exhibits and Financial Statement Schedules, page II-2

15.                               We note that Section 12.08 of the PIK Notes Indenture includes a waiver of any right to a trial by jury. Please revise to clarify if such waiver includes claims made under the U.S. federal securities laws.

Response to Comment No. 15

The Company respectfully advises the Staff that the waiver of jury trial provision set forth in Section 12.08 of the Indenture, dated as of December 12, 2018, between the Company and American Stock Transfer & Trust Company, LLC, as Trustee (the “Trustee”), regarding the 10.750% Senior PIK Notes due 2023 (the “PIK Notes Indenture”) relates only to the waiver of jury trial in claims between the Company and the Trustee. The provision therefore does not affect the Company’s security holders’ rights under the federal securities laws.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Submission, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (212) 468-8036.

Sincerely,

/s/ John Owen
John Owen

cc:	William E. Saunders
Bridgette Roman

CCF Holdings LLC